NO ACT

PE
2-18-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010601

Received SEC
FEB 18 2010
Washington, DC 20549

February 18, 2010

Stephen M. Gill
Vinson & Elkins LLP
First City Tower, 1001 Fannin Street, Suite 2500
Houston, TX 77002-6760

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-18-2010

Re: Range Resources Corporation

Dear Mr. Gill:

This is in regard to your letter dated February 18, 2010 concerning the shareholder proposal submitted by the New York State Common Retirement Fund and As You Sow on behalf of Thomas and Amy Valens for inclusion in Range's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Range will include the proposal in its proxy materials and that Range therefore withdraws its January 14, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Gianna M. McCarthy
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st Floor
New York, NY 10017

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

Vinson&Elkins

Stephen M. Gill sgill@velaw.com
Tel 713.758.4458 Fax 713.615.5956

February 18, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Range Resources Corporation*
Withdrawal of No-action Letter Request Regarding the Shareholder Proposal of the New York State Common Retirement Fund
Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Range Resources Corporation (the "Company"), pursuant to Staff Legal Bulletin No. 14 (July 13, 2001), to notify the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") that the Company hereby withdraws its letter, submitted to the Commission via email to shareholderproposals@sec.gov on January 14, 2010, in which it requested that the staff concur that it would not recommend enforcement action if the Company were to omit a shareholder proposal and supporting statements (the "Proposal") submitted by the New York State Common Retirement Fund (the "Proponent") and co-filed by The As You Sow Foundation, on behalf of Thomas and Amy Valens, from the Company's proxy materials for its 2010 Annual Meeting of Shareholders.

We have been advised by the Company that it will include the Proposal in its proxy materials for its 2010 Annual Meeting of Shareholders unless the Proposal is subsequently withdrawn by the Proponent.

For your convenience, a copy of all prior correspondence with the Commission regarding this matter is attached as Exhibit A.

If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (713) 758-4458 or Kevin P. Lewis (713) 758-3884.

Sincerely,

Vinson & Elkins LLP



Stephen M. Gill

Enclosures

cc: **<u>Proponent:</u>**
Pension Investments and Cash Management
Office of the State Comptroller
633 Third Avenue - 31st Floor
New York, NY 10017
Attention: Gianna M. McCarthy
via email at gmccarthy@osc.state.ny.us and via facsimile at (212) 681-4468

and

Attention: George Wong
via email at gwong@osc.state.ny.us and via facsimile at (212) 681-4468

<u>Co-filer:</u>
The As You Sow Foundation
311 California St. Suite 510
San Francisco, CA 94104
Attention: Michael Passoff, Associate Director, Corporate Social Responsibility Program
via email at michael@asyousow.org and via facsimile at (415) 391-3245

Exhibit A

Prior Correspondence

Vinson&Elkins

Stephen M. Gill sgill@velaw.com
Tel 713.758.4458 Fax 713.615.5956

January 14, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Range Resources Corporation*
Shareholder Proposal of the New York State Common Retirement Fund
Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the Staff of the Division of Corporation Finance (the "staff" and "you") of the Securities and Exchange Commission (the "Commission") that our client, Range Resources Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the New York State Common Retirement Fund (the "Proponent") and co-filed by The As You Sow Foundation, on behalf of Thomas and Amy Valens (the "Co-filer"). For the reasons stated herein, the Company respectfully requests that the staff concur with the Company's view that the Proposal may be properly excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff. Accordingly, we are taking this opportunity to inform the Proponent and the Co-filer that if either of them elects to submit additional correspondence to the Commission or the staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

In accordance with SLB 14D, this letter is being emailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and SLB 14D, a copy of this letter is also being mailed and e-mailed to the Proponent and the Co-filer. The mailing addresses, e-mail addresses and facsimile numbers for the Proponent and the Co-filer are set forth at the end of this letter. The Company intends to file its definitive 2010 Proxy Materials with the Commission on or about April 5, 2010. Accordingly, in accordance with Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission.

ABOUT THE COMPANY

The nature of the Company's business is to explore for, develop, produce and market natural gas and crude oil in major producing basins in North America. One of the ways in which the Company conducts this business is through the use of hydraulic fracturing, a proven and time tested technique that has been continuously used in oil and gas drilling since its introduction over 60 years ago.

Hydraulic fracturing is an engineering process that facilitates the extraction of the hydrocarbons from subsurface formations lacking the physical characteristics that allow the hydrocarbons to flow from within the rock into the well. Hydraulic fracturing occurs during the completion process, after a well has been drilled. A mixture composed predominately of water and sand or inert ceramic sand-like grains, with a small percentage of special purpose additives (typically less than 1% by volume), is pumped at a calculated rate and pressure into the hydrocarbon-bearing rock to generate carefully designed millimeter-thick cracks or fractures in the target formation. The newly created fractures are propped open by the sand, allowing hydrocarbons to flow from low permeability reservoirs into the well bore for extraction. The water and additives are mostly removed during the extraction process, with the balance of the fracturing materials contained within the fractured reservoir. The member states of the Interstate Oil and Gas Compact Commission ("IOGCC") have all stated that there have been no cases where hydraulic fracturing has been verified to have contaminated drinking water.

On a day-to-day basis, the Company's management must make determination regarding the proper method of treating each of its wellbores,[1] including whether to treat a well through hydraulic fracturing techniques and, if so, the appropriate mix of fracing fluids for that wellbore. In making such determinations, Company management evaluates a number

[1] As of December 31, 2009, the Company operated approximately 9,700 wells.

of factors, including available technologies, to treat the well safely and cost-effectively and must conduct its activities in accordance with environmental, safety and other regulatory requirements.

THE PROPOSAL

The Proposal is captioned "Safer Alternatives for Natural Gas Exploration and Development" and states:

> Therefore be it resolved,
>
> Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1. the environmental impact of fracturing operations of Range Resources Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

A copy of the Proposal and relevant correspondence with the Proponent and the Co-filer is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations.

The Company believes that the Proposal, requesting a report regarding the Company's hydraulic fracturing activities, including a description of related policies for potential adoption by the Company, may be properly omitted from its proxy materials for its 2010 annual meeting of stockholders in reliance on Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead, the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

As discussed herein, the Proposal runs counter to each of these two central considerations. The Company uses hydraulic fracturing as part of its day-to-day business operations in the drilling and completion of substantially all of its natural gas and crude oil wells. Similarly, as part of its ordinary business operations, the Company manages litigation, environmental and reputational risks associated with its exploration, development, production and marketing operations. Well completion techniques are based on specialized expertise, an understanding of and compliance with a complex set of federal and state regulations and other sophisticated business considerations that are outside the knowledge and expertise of shareholders.

A. The Proposal Involves Fundamental Tasks That Should Not Be Subject to Stockholder Oversight and Seeks to Micro-Manage the Company.

Well completion activities, including determining the makeup of the chemicals used in the fracturing process for each particular geologic formation, how to reuse or recycle waste fluids, designing and implementing procedures to reduce the environmental impact of the Company's activities and complying with safety regulations and policies related thereto, are fundamental to the Company's business and part of the day-to-day operations and activities for which the Company's management is responsible.

The Proponent has requested a report on the environmental impact of the Company's fracturing operations and potential policies for the Company to adopt to reduce or eliminate hazards to air, water and soil quality from fracturing. The supporting statement made in connection with the Proposal requests that the policies include the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards. Through the Proposal, the Proponent is seeking to "micro-manage" matters of a complex nature and seeking stockholder oversight of fundamental aspects of the Company's operations that the Company's management necessarily deals with on a day-to-day basis.

The Proponent cites concerns about "vulnerability to litigation" and "reputational damage" and suggests that steps must be taken "beyond regulatory requirements to reduce environmental hazards." However, contrary to the Proponent's claim of "weak and uneven regulatory controls," the Company operates in a highly regulated industry and is subject to comprehensive federal, state and local laws and regulations[2] with which the Company's exploration, development, production and marketing operations, including hydraulic

---

[2] Federal laws include: (i) the Clean Water Act, which authorizes the U.S. Environmental Protection Agency ("EPA") to regulate, among other matters, discharges of pollutants to surface water and storm water runoff; (ii) the Safe Drinking Water Act ("SDWA"), which authorizes EPA to regulate, among other matters, the underground injection of certain fluids; (iii) the Clean Air Act, which, among other matters, authorizes EPA to set rules for air emissions from engines, gas processing equipment and other sources associated with production and drilling activities; (iv) the National Environmental Policy Act, which requires, among other matters, environmental impact assessments for development of federal lands; (v) the Occupational Safety and Health Act, which is aimed at ensuring work sites' compliance with health and safety standards; (vi) the Emergency Planning and Community Right-to-Know Act, which requires, among other matters, that material safety data sheets be provided to local and state emergency response organizations; and (vii) the Toxic Substances Control Act, which is aimed at ensuring that covered chemicals are properly stored and handled and workers and first responders are made aware of the substances they handle. EPA administers most of these federal laws, with the exception of the Occupational Safety and Health Act, which is administered by the U.S. Occupational Safety and Health Administration. Additionally, each state has its own environmental regulatory agency, which implements and enforces the respective state's environmental laws and regulations, and in most cases, also implements and enforces the federal regulatory programs established under the federal laws mentioned above.

fracturing;[3] well design, location, spacing, drilling and completion operations; water management and disposal; waste management and disposal; air emissions; wildlife protection; surface use; and health and safety matters, must comply. The Company has numerous detailed policies, practices and procedures in place to ensure compliance with such laws and regulations.

The Company is committed to safeguarding the environment and conducting its business in a manner designed to comply with all applicable environmental laws and regulations, and applying responsible standards where such laws or regulations do not exist. As part of this commitment, the Company continuously evaluates its business practices, including hydraulic fracturing, the additives in fracture fluids, and fluid recycling and reuse. While the Proponent assumes that the Company's fracturing operations reduce air, water, and soil quality, proprietary and third-party tests do not bear this out. Moreover, the Company is already required to discuss regulatory pressures to reduce the impact of its operations on the environment in the periodic reports it files with the Commission.

Compliance with laws and regulations, as well as responding to any changes in such laws and regulations and the adoption of internal policies to meet or exceed applicable legal requirements, is a complex, fundamental task dealt with by the Company's management on a day-to-day basis. Through this Proposal, the Proponent seeks to micro-manage the Company by probing too deeply into matters of a complex nature related to a particular aspect of the Company's business. The specific method of implementing "potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing" is an exercise of management discretion. As such, these are improper matters for stockholder oversight and should not be dealt with through the shareholder proposal process.

B. The Proposal Is a Request for an Internal Evaluation of the Company's Ordinary Course Business Activities.

[3] Hydraulic fracturing is not subject to the federal SDWA. A study conducted by the EPA in 2004 to assess the potential for contamination of underground sources of drinking water from the injection of hydraulic fracturing fluids into coalbed methane production wells. In that study, the EPA concluded that the injection of hydraulic fracturing fluids into coalbed methane wells poses little or no risk to underground sources of drinking water. The following year, Congress enacted the Federal Energy Policy Act of 2005, which specifically excluded hydraulic fracturing from SDWA jurisdiction.

The report requested by the Proponent is a request for an internal evaluation of the Company's ordinary business activities, including the Company's compliance and governance processes, all of which should be properly left to the business judgment of the Company's management. The Company's officers are already tasked with the complex process of identifying, analyzing, evaluating and responding to operational, financial and litigation risks and the environmental impact of the Company's operations, including that of its fracturing operations, and the policies and regulations that may affect its operations. It is the Company's management, not its stockholders, who have the expertise and practical experience in these matters and are thereby best positioned to address the complex and comprehensive regulations to which the Company is already subject and determine what steps the Company should take to meet or exceed these regulations and manage the various risks related to its business.

Further, the preparation of a report of the type requested by the Proposal would be expensive and unduly burdensome, requiring significant time and resources to deal with the complexities of the inter-related risks, policies, regulations and operational processes. The time and attention spent preparing such a report would divert the Company's employees and management from focusing on maximizing stockholder value and require unnecessary and duplicative work on the part of the Company. Such a diversion of the Company's resources to address matters already being properly addressed by the Company in the ordinary course of its day-to-day business is precisely the sort of micro-management the Commission sought to enjoin in the 1998 Release, and would not be in the best interest of the Company or its stockholders.

C. The Proposal Seeks an Internal Assessment of Risk and Does not Relate to Significant Policy Issues.

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." The staff recently provided additional guidance with respect to shareholder proposals that require an internal assessment of the risks or liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health. In Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E'), the staff noted that rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, the staff will instead focus on "the subject matter to which the risk pertains or that gives rise to the risk." In those cases in which a proposal's underlying subject matter involves an ordinary business matter of the company, the proposal will be excludable under Rule 14a-8(i)(7). In SLB 14E, the staff also provided that proposals would generally not be excludable in those cases in which a proposal's underlying subject matter "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote."

It has been firmly established that proposals that seek an assessment of the potential risks or liabilities faced by a company relate to day-to-day business matters and, therefore, are excludable under Rule 14a-8(i)(7). (*See, e.g., CONSOL Energy Inc.* (February 23, 2009) (excluding a proposal requesting a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products); *Arch Coal, Inc.* (January 17, 2008) (excluding a proposal requesting a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product); *ONEOK, Inc.* (February 7, 2008) (excluding a proposal requesting a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions from the company's operations); *OGE Energy Corp.* (February 27, 2008) (excluding a proposal to have the board provide a report to shareholders describing how the company was assessing the impact of climate change on the company, the company's plans to disclose this assessment to shareholders, and the rationale for not disclosing such information through reporting mechanisms such as the Carbon Disclosure Project); *Newmont Mining Corp.* (February 5, 2005) (excluding a proposal calling for management to review its policies concerning waste disposal at certain of its mining operations); and *Xcel Energy Inc.* (April 1, 2003) (excluding a proposal requesting a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances and the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)).

Similarly, the report requested by the Proponent in the Proposal would require the Company to evaluate its operational, financial, reputational and litigation risks and, therefore, comes under the guidance established in SLB 14C, which allows exclusion of such proposals. Further, the Proposal does not seek to minimize or eliminate the Company's hydraulic fracturing operations, thereby implicitly recognizing that hydraulic fracturing is an integral part of the Company's exploration and production operations.

Moreover, the Proponent's Proposal also does not meet the threshold of transcending the day-to-day business matters of the Company and does not raise significant policy issues. As noted above, hydraulic fracturing is a well-established technique used throughout the exploration and production industry, and is integral to the Company's ability to produce natural gas and crude oil from substantially all of the natural gas and crude oil wells it drills in North America. Well completion activities and compliance with safety and other regulations and policies related to fracturing are a fundamental part of the day-to-day operations and activities of the Company's management and other employees. While the Proponent has noted increased media attention directed at hydraulic fracturing in an attempt to link fracturing to, among other things, drinking water contamination and degradation of air quality, it should also be noted that these media attempts to link hydraulic fracturing to environmental hazards are inconsistent with the findings of, and policies and regulations promulgated by, the state and federal agencies that regulate the oil and gas industry and, in many instances, have been specifically refuted following investigations by regulatory authorities.

Hydraulic fracturing is a safe, well-tested technology that has been used by the oil and gas industry for more than 60 years, and studies conducted by respected regulators and authorities, including the EPA, the Ground Water Protection Council ("GWPC") and the IOGCC have concluded that hydraulic fracturing poses little or no threat to the environment or public health. The IOGCC, representing the governors of the 37 states that produce most of the crude oil and natural gas in the United States, has stated that hydraulic fracturing is a "safe and environmentally sound way to maximize our nation's natural resources." Further, during a December 2009 hearing of the U.S. Senate Committee on Environment and Public Works, three EPA officials testified that they were not aware of any verified instances of groundwater contamination caused by hydraulic fracturing.

The Proponent's additional concern regarding the chemicals used in the hydraulic fracturing process and the purported lack of public disclosure with respect to such chemicals is also unfounded. In accordance with federal requirements, material safety data sheets are maintained on location for every chemical used on drilling sites, including those in additives used for hydraulic fracturing. These records describe the physical characteristics of each chemical contained in the fracture fluid, as well as its composition and exposure limits, potential health effects, personal protection information, handling and storage precautions, and spill and emergency first aid procedures. Regulators, among others, have access to such data and such other information concerning the chemical composition of fracture fluids necessary to protect and safeguard human health and the environment. Moreover, the use of the chemicals and the exploration and production activities conducted by the Company are highly regulated by government agencies charged with, among other things, the protection of the environment and the health and safety of the public. Although companies manufacturing and/or selling the additives in fracture fluids usually do not disclose the exact combination of the additives for proprietary and competitive reasons, the chemical additives most typically used in fracture fluids are available to the public on websites and other publications sponsored by oil and gas trade associations (*See, e.g.*, Energy In Depth at www.energyindepth.org). Moreover, according to the GWPC's May 2009 report, "most additives contained in fracture fluids, including sodium chloride, potassium chloride, and diluted acids, present low to very low risks to human health and the environment."

Because of the lack of any nexus between hydraulic fracturing and any confirmed hazards to the environment, the Company does not believe that hydraulic fracturing gives rise to any social policy issue, and certainly none so significant as to be appropriate for a stockholder vote. Further, the supporting statements made by the Proponent emphasize that the Proponent is focused on the Company's "potential for reputational damage and vulnerability to litigation" as well as the Company protecting its "own long-term financial interests." These statements indicate that the Proposal is focused on the risk to, and liability of, the Company, rather than any social policy, and therefore is properly a matter of ordinary business for the Company. Accordingly, these matters should be left to the Company's management, not its stockholders.

The fact that the Proponent asks for a report, rather than direct action, does not change the analysis set forth above. The staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983). In other words, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . . it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999); *see also The Walt Disney Co.*, (avail. Nov. 30, 2007) (concurring in the exclusion of a proposal where the company argued that "[t]he limitation of a proposal to a request for a report does not render more acceptable a proposal that deals with matters within the ordinary business judgment of the company").

Accordingly, based on staff precedent, we believe that the Company may exclude the Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with a matter concerning the Company's ordinary business operations and related risk evaluation, and does not give rise to significant policy issues. We request that the staff concur that the Proposal may be so excluded from the 2010 Proxy Materials.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

When a written response to this letter becomes available, please fax the letter to me at (713) 615-5956. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (713) 758-4458 or Kevin P. Lewis (713) 758-3884.

Sincerely,

Vinson & Elkins LLP



Stephen M. Gill

Enclosures

cc: **Proponent:**
Pension Investments and Cash Management
Office of the State Comptroller
633 Third Avenue - 31st Floor
New York, NY 10017
Attention: Gianna M. McCarthy
via email at gmccarthy@osc.state.ny.us and via facsimile at (212) 681-4468

and

Attention: George Wong
via email at gwong@osc.state.ny.us and via facsimile at (212) 681-4468

Co-filer:
The As You Sow Foundation
311 California St. Suite 510
San Francisco, CA 94104
Attention: Michael Passoff, Associate Director, Corporate Social Responsibility Program
via email at michael@asyousow.org and via facsimile at (415) 391-3245

Exhibit A

Correspondence between the Company, Proponent and the Co-Filer

From: Michael Passoff [mailto:michael@asyousow.org]
Sent: Friday, December 18, 2009 5:27 PM
To: David P. Poole
Subject: RE: Range Resources

Hi David,

Attached is Tom and Amy Valens proof of ownership and an authorization letter directing AYS to file the resolution and represent them.

Please let me know if you need any additional information.

Thanks,
Michael

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California Street Ste. 510
San Francisco, CA 94104
+1 415.391.3212 ext. 32
michael@asyousow.org

~Planting seeds for social change since 1992~



RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free 866-400-2667
www.rbcwm.com/sri

December 8, 2009

To Whom It May Concern:

This letter is to confirm that Thomas and Amy Valens are the beneficial owners of at least $2000 worth (49 shares) of Range Resources Corp stock. These shares have been held continuously since May 22, 2008, and will be held through the date of the company's next annual meeting.

Sincerely,

Thomas Van Dyck, CIMA
Senior Vice President-Financial Consultant
SRI Wealth Management Group
RBC Wealth Management



December 3, 2009

Mr. Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. Passoff,

We hereby authorize As You Sow to file a shareholder resolution on our behalf at Range Resources. The resolution asks the company's Board of Directors to prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Range Resources 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

We are the owner of more than $2,000 worth of stock that has been held continuously for over a year and will be held through the date of the company's next annual meeting.

We give As You Sow the authority to deal on our behalf with any and all aspects of the shareholder resolution. We understand that our names may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Thomas & Amy Valens

From: David P. Poole
Sent: Monday, December 14, 2009 1:03 PM
To: 'Michael Passoff'
Cc: Rodney Waller
Subject: RE: Range Resources

Please see the attached correspondence. Please let me know if you would like to discuss this. Thanks.

David P. Poole
General Counsel
Range Resources Corporation
Two City Place
100 Throckmorton Street, Suite 1200
Ft. Worth, TX 76102
817.869.4254 (Direct)
817.869.9154 (Fax)
817.980.4254 (Cell)



RANGE RESOURCES

David P. Poole
Senior Vice President –
General Counsel

dpoole@rangeresources.com
817-869-4254
817-869-9154 (fax)

December 14, 2009

Michael Passoff
Associate Director
As You Sow
311 California St., Suite 510
San Francisco, CA 94104

Dear Mr. Passoff:

As you know, Range Resources Corporation received your letter dated December 7, 2009 by email on December 7, 2009. In your December 7 letter, As You Sow purported to submit a shareholder proposal on behalf of Thomas and Ann Valens (the "Valens"). We have reviewed your submission in the context of the Security and Exchange Commission's Rule 14a-8 under the Securities Exchange Act of 1934, which governs the qualifications a shareholder must meet, as well as the procedures for making a proper request and the bases on which a company may omit a shareholder proposal from its proxy statement. Your submission contains certain procedural deficiencies and the purpose of this letter is to advise you of those deficiencies.

First, you indicate in your letter that in submitting the shareholder proposal you "represent Thomas and Amy Valens, beneficial owners of Range Resources." Your letter does not, however, include any documentation evidencing your authorization, or the authorization of As You Sow, to act on behalf of the Valens and implicitly acknowledges that As You Sow is not a shareholder of Range. In addition, Rule 14a-8(b) provides that stockholders must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1% of a company's shares entitled to vote on a stockholder proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Valens are record owners of sufficient shares to satisfy this requirement. In addition, while your letter indicated that proof of the Valens' ownership of sufficient shares was being sent separately, we have not received such proof of ownership as of the date of the mailing of this letter. To remedy these defects, the shareholder proposal must be submitted directly by the Valens, or we must receive other satisfactory evidence from the Valens that you had authority to submit the shareholder proposal on their behalf. Further, we must receive sufficient proof of the Valens ownership of the requisite number of Company shares as of the time the proposal was submitted.

Finally, under Rule 14a-8(b), a stockholder proponent must provide the company with the stockholder's own written statement that the stockholder intends to continue to hold the requisite number of shares through the date of the stockholders' meeting on which the proposal will be voted on by the stockholders. The letter we received from you includes a statement from As You Sow purporting that the Valens intend to meet this requirement, but this is not sufficient to meet the requirements of Rule 14a-8(b). To remedy this defect, we must receive the Valens' written statement that they intend to continue to hold the requisite number of shares through the date of the Company's 2010 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention, by facsimile at (817) 869-9154 or by email to dpoole@rangeresources.com. If you have any questions with respect to the foregoing, please feel free to contact me at (817) 869-4254.

Sincerely,



David P. Poole

From: Michael Passoff [mailto:michael@asyousow.org]
Sent: Monday, December 07, 2009 4:53 PM
To: David P. Poole
Subject: RE: Range Resources

Thank you

From: David P. Poole [mailto:dpoole@rangeresources.com]
Sent: Monday, December 07, 2009 2:30 PM
To: Michael Passoff
Cc: Rodney Waller
Subject: RE: Range Resources

I do confirm receipt of the email. This confirmation is not an acknowledgement that the attachments you sent me are a proper proposed shareholder resolution given your organization's lack of ownership of shares of the Company nor is this a waiver of any right of the Company with regard to the attachments to your email. We will be in contact with you in the near future to discuss your correspondence.

From: Michael Passoff [mailto:michael@asyousow.org]
Sent: Monday, December 07, 2009 3:41 PM
To: David P. Poole
Subject: shareholder resolution for Range Resources

Dear Mr. Poole,

The As You Sow Foundation is filing the attached shareholder resolution. This information has also been faxed to you at 817 869 9100. I would appreciate confirmation of receipt of this email.

Thank you,
Michael Passoff

Associate Director
Corporate Social Responsibility Program
As You Sow
311 California St. Suite 510
San Francisco, CA 94104
415-391-3212 x32
michael@asyousow.org


As You Sow
Planting Seeds for Social Change

311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

December 7, 2009

David Poole
Sr. Vice President, General Counsel, Corporate Secretary
Range Resources Corporation
100 Throckmorton St.
Suite 1200
Fort Worth, TX. 76102

Dear Mr. Poole,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Thomas and Amy Valens, beneficial shareholders of Range Resources.

The Valens have held at least $2,000 worth of Range stock continuously for over a year and these shares will be held through the date of the 2010 stockholders meeting. Proof of ownership is being sent separately.

I am hereby authorized to notify you that on behalf of the Valens, As You Sow is filing the enclosed resolution so that it will be included in the 2010 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934; and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

Please forward any correspondence relating to this matter to As You Sow and not Tom or Amy Valens

As You Sow is co-filing this resolution with the New York State Common Retirement Fund. It is our practice to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. However, because of the impending deadline for resolutions and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders.

We will be glad to consider withdrawing the resolution once we have established a more formal and substantive dialogue with the company on these important financial, health and environmental issues.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

cc:
Julie Wakoty, Interfaith Center on Corporate Responsibility
George Wong, Special Investment Officer, New York State Common Retirement Fund

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1. the environmental impact of fracturing operations of Range Resources Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.



State of New York
OFFICE OF THE STATE COMPTROLLER

Gianna McCarthy
Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4480
Fax- (212) 681-4468

To: David P. Poole, Senior Vice President, General Counsel and Corporate Secretary
Range Resources Corporation

Phone Number: 817 870 2601

Fax Number: 817 869 9100

Date: 12/4/09

Pages to follow: 4

THOMAS P. DiNAPOLI
STATE COMPTROLLER



PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 4, 2009

VIA UNITED PARCEL SERVICE AND FACSIMILE

Range Resources Corporation
Attention: David P. Poole
Senior Vice President, General Counsel and Corporate Secretary
100 Throckmorton Street, Suite 1200
Fort Worth, TX 76102

Dear Mr. Poole:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Range Resources Corporation ("Range") of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, is also enclosed. It verifies the Fund's ownership, continually for over a year, of Range shares. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4480 should you have any further questions on this matter.

Very truly yours,

Gianna M. McCarthy
am:jm
Enclosures

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1. the environmental impact of fracturing operations of Range Resources Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.



INVESTOR SERVICES

JP Morgan Investor Services

4 New York Plaza 17th Floor
New York, NY 10004

Daniel F. Murphy
Vice President
Tel 212-623-8536

December 4, 2009

Mr. David P. Poole
Corporate Secretary
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, TX 76102

Dear Mr. Poole,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Range Resources Corporation continuously for at least one year as of December 3, 2009.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 706,061 shares of common stock as of December 3, 2009 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Madelene Chan at (212) 623-8551.

Regards,



Daniel Murphy

cc: Elaine Reilly- NYSCRF

Vinson&Elkins

Stephen M. Gill sgill@velaw.com
Tel 713.758.4458 **Fax** 713.615.5956

January 14, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Range Resources Corporation*
Shareholder Proposal of the New York State Common Retirement Fund
Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the Staff of the Division of Corporation Finance (the "staff" and "you") of the Securities and Exchange Commission (the "Commission") that our client, Range Resources Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the New York State Common Retirement Fund (the "Proponent") and co-filed by The As You Sow Foundation, on behalf of Thomas and Amy Valens (the "Co-filer"). For the reasons stated herein, the Company respectfully requests that the staff concur with the Company's view that the Proposal may be properly excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff. Accordingly, we are taking this opportunity to inform the Proponent and the Co-filer that if either of them elects to submit additional correspondence to the Commission or the staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

In accordance with SLB 14D, this letter is being emailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and SLB 14D, a copy of this letter is also being mailed and e-mailed to the Proponent and the Co-filer. The mailing addresses, e-mail addresses and facsimile numbers for the Proponent and the Co-filer are set forth at the end of this letter. The Company intends to file its definitive 2010 Proxy Materials with the Commission on or about April 5, 2010. Accordingly, in accordance with Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission.

ABOUT THE COMPANY

The nature of the Company's business is to explore for, develop, produce and market natural gas and crude oil in major producing basins in North America. One of the ways in which the Company conducts this business is through the use of hydraulic fracturing, a proven and time tested technique that has been continuously used in oil and gas drilling since its introduction over 60 years ago.

Hydraulic fracturing is an engineering process that facilitates the extraction of the hydrocarbons from subsurface formations lacking the physical characteristics that allow the hydrocarbons to flow from within the rock into the well. Hydraulic fracturing occurs during the completion process, after a well has been drilled. A mixture composed predominately of water and sand or inert ceramic sand-like grains, with a small percentage of special purpose additives (typically less than 1% by volume), is pumped at a calculated rate and pressure into the hydrocarbon-bearing rock to generate carefully designed millimeter-thick cracks or fractures in the target formation. The newly created fractures are propped open by the sand, allowing hydrocarbons to flow from low permeability reservoirs into the well bore for extraction. The water and additives are mostly removed during the extraction process, with the balance of the fracturing materials contained within the fractured reservoir. The member states of the Interstate Oil and Gas Compact Commission ("IOGCC") have all stated that there have been no cases where hydraulic fracturing has been verified to have contaminated drinking water.

On a day-to-day basis, the Company's management must make determination regarding the proper method of treating each of its wellbores,[1] including whether to treat a well through hydraulic fracturing techniques and, if so, the appropriate mix of fracing fluids for that wellbore. In making such determinations, Company management evaluates a number

[1] As of December 31, 2009, the Company operated approximately 9,700 wells.

of factors, including available technologies, to treat the well safely and cost-effectively and must conduct its activities in accordance with environmental, safety and other regulatory requirements.

THE PROPOSAL

The Proposal is captioned "Safer Alternatives for Natural Gas Exploration and Development" and states:

> Therefore be it resolved,
>
> Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1. the environmental impact of fracturing operations of Range Resources Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

A copy of the Proposal and relevant correspondence with the Proponent and the Co-filer is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations.

The Company believes that the Proposal, requesting a report regarding the Company's hydraulic fracturing activities, including a description of related policies for potential adoption by the Company, may be properly omitted from its proxy materials for its 2010 annual meeting of stockholders in reliance on Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead, the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

As discussed herein, the Proposal runs counter to each of these two central considerations. The Company uses hydraulic fracturing as part of its day-to-day business operations in the drilling and completion of substantially all of its natural gas and crude oil wells. Similarly, as part of its ordinary business operations, the Company manages litigation, environmental and reputational risks associated with its exploration, development, production and marketing operations. Well completion techniques are based on specialized expertise, an understanding of and compliance with a complex set of federal and state regulations and other sophisticated business considerations that are outside the knowledge and expertise of shareholders.

A. The Proposal Involves Fundamental Tasks That Should Not Be Subject to Stockholder Oversight and Seeks to Micro-Manage the Company.

Well completion activities, including determining the makeup of the chemicals used in the fracturing process for each particular geologic formation, how to reuse or recycle waste fluids, designing and implementing procedures to reduce the environmental impact of the Company's activities and complying with safety regulations and policies related thereto, are fundamental to the Company's business and part of the day-to-day operations and activities for which the Company's management is responsible.

The Proponent has requested a report on the environmental impact of the Company's fracturing operations and potential policies for the Company to adopt to reduce or eliminate hazards to air, water and soil quality from fracturing. The supporting statement made in connection with the Proposal requests that the policies include the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards. Through the Proposal, the Proponent is seeking to "micro-manage" matters of a complex nature and seeking stockholder oversight of fundamental aspects of the Company's operations that the Company's management necessarily deals with on a day-to-day basis.

The Proponent cites concerns about "vulnerability to litigation" and "reputational damage" and suggests that steps must be taken "beyond regulatory requirements to reduce environmental hazards." However, contrary to the Proponent's claim of "weak and uneven regulatory controls," the Company operates in a highly regulated industry and is subject to comprehensive federal, state and local laws and regulations[2] with which the Company's exploration, development, production and marketing operations, including hydraulic

---

[2] Federal laws include: (i) the Clean Water Act, which authorizes the U.S. Environmental Protection Agency ("EPA") to regulate, among other matters, discharges of pollutants to surface water and storm water runoff; (ii) the Safe Drinking Water Act ("SDWA"), which authorizes EPA to regulate, among other matters, the underground injection of certain fluids; (iii) the Clean Air Act, which, among other matters, authorizes EPA to set rules for air emissions from engines, gas processing equipment and other sources associated with production and drilling activities; (iv) the National Environmental Policy Act, which requires, among other matters, environmental impact assessments for development of federal lands; (v) the Occupational Safety and Health Act, which is aimed at ensuring work sites' compliance with health and safety standards; (vi) the Emergency Planning and Community Right-to-Know Act, which requires, among other matters, that material safety data sheets be provided to local and state emergency response organizations; and (vii) the Toxic Substances Control Act, which is aimed at ensuring that covered chemicals are properly stored and handled and workers and first responders are made aware of the substances they handle. EPA administers most of these federal laws, with the exception of the Occupational Safety and Health Act, which is administered by the U.S. Occupational Safety and Health Administration. Additionally, each state has its own environmental regulatory agency, which implements and enforces the respective state's environmental laws and regulations, and in most cases, also implements and enforces the federal regulatory programs established under the federal laws mentioned above.

fracturing;[3] well design, location, spacing, drilling and completion operations; water management and disposal; waste management and disposal; air emissions; wildlife protection; surface use; and health and safety matters, must comply. The Company has numerous detailed policies, practices and procedures in place to ensure compliance with such laws and regulations.

The Company is committed to safeguarding the environment and conducting its business in a manner designed to comply with all applicable environmental laws and regulations, and applying responsible standards where such laws or regulations do not exist. As part of this commitment, the Company continuously evaluates its business practices, including hydraulic fracturing, the additives in fracture fluids, and fluid recycling and reuse. While the Proponent assumes that the Company's fracturing operations reduce air, water, and soil quality, proprietary and third-party tests do not bear this out. Moreover, the Company is already required to discuss regulatory pressures to reduce the impact of its operations on the environment in the periodic reports it files with the Commission.

Compliance with laws and regulations, as well as responding to any changes in such laws and regulations and the adoption of internal policies to meet or exceed applicable legal requirements, is a complex, fundamental task dealt with by the Company's management on a day-to-day basis. Through this Proposal, the Proponent seeks to micro-manage the Company by probing too deeply into matters of a complex nature related to a particular aspect of the Company's business. The specific method of implementing "potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing" is an exercise of management discretion. As such, these are improper matters for stockholder oversight and should not be dealt with through the shareholder proposal process.

B. The Proposal Is a Request for an Internal Evaluation of the Company's Ordinary Course Business Activities.

---

[3] Hydraulic fracturing is not subject to the federal SDWA. A study conducted by the EPA in 2004 to assess the potential for contamination of underground sources of drinking water from the injection of hydraulic fracturing fluids into coalbed methane production wells. In that study, the EPA concluded that the injection of hydraulic fracturing fluids into coalbed methane wells poses little or no risk to underground sources of drinking water. The following year, Congress enacted the Federal Energy Policy Act of 2005, which specifically excluded hydraulic fracturing from SDWA jurisdiction.

The report requested by the Proponent is a request for an internal evaluation of the Company's ordinary business activities, including the Company's compliance and governance processes, all of which should be properly left to the business judgment of the Company's management. The Company's officers are already tasked with the complex process of identifying, analyzing, evaluating and responding to operational, financial and litigation risks and the environmental impact of the Company's operations, including that of its fracturing operations, and the policies and regulations that may affect its operations. It is the Company's management, not its stockholders, who have the expertise and practical experience in these matters and are thereby best positioned to address the complex and comprehensive regulations to which the Company is already subject and determine what steps the Company should take to meet or exceed these regulations and manage the various risks related to its business.

Further, the preparation of a report of the type requested by the Proposal would be expensive and unduly burdensome, requiring significant time and resources to deal with the complexities of the inter-related risks, policies, regulations and operational processes. The time and attention spent preparing such a report would divert the Company's employees and management from focusing on maximizing stockholder value and require unnecessary and duplicative work on the part of the Company. Such a diversion of the Company's resources to address matters already being properly addressed by the Company in the ordinary course of its day-to-day business is precisely the sort of micro-management the Commission sought to enjoin in the 1998 Release, and would not be in the best interest of the Company or its stockholders.

C. The Proposal Seeks an Internal Assessment of Risk and Does not Relate to Significant Policy Issues.

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." The staff recently provided additional guidance with respect to shareholder proposals that require an internal assessment of the risks or liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health. In Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E'), the staff noted that rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, the staff will instead focus on "the subject matter to which the risk pertains or that gives rise to the risk." In those cases in which a proposal's underlying subject matter involves an ordinary business matter of the company, the proposal will be excludable under Rule 14a-8(i)(7). In SLB 14E, the staff also provided that proposals would generally not be excludable in those cases in which a proposal's underlying subject matter "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote."

It has been firmly established that proposals that seek an assessment of the potential risks or liabilities faced by a company relate to day-to-day business matters and, therefore, are excludable under Rule 14a-8(i)(7). (*See, e.g., CONSOL Energy Inc.* (February 23, 2009) (excluding a proposal requesting a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products); *Arch Coal, Inc.* (January 17, 2008) (excluding a proposal requesting a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product); *ONEOK, Inc.* (February 7, 2008) (excluding a proposal requesting a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions from the company's operations); *OGE Energy Corp.* (February 27, 2008) (excluding a proposal to have the board provide a report to shareholders describing how the company was assessing the impact of climate change on the company, the company's plans to disclose this assessment to shareholders, and the rationale for not disclosing such information through reporting mechanisms such as the Carbon Disclosure Project); *Newmont Mining Corp.* (February 5, 2005) (excluding a proposal calling for management to review its policies concerning waste disposal at certain of its mining operations); and *Xcel Energy Inc.* (April 1, 2003) (excluding a proposal requesting a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances and the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)).

Similarly, the report requested by the Proponent in the Proposal would require the Company to evaluate its operational, financial, reputational and litigation risks and, therefore, comes under the guidance established in SLB 14C, which allows exclusion of such proposals. Further, the Proposal does not seek to minimize or eliminate the Company's hydraulic fracturing operations, thereby implicitly recognizing that hydraulic fracturing is an integral part of the Company's exploration and production operations.

Moreover, the Proponent's Proposal also does not meet the threshold of transcending the day-to-day business matters of the Company and does not raise significant policy issues. As noted above, hydraulic fracturing is a well-established technique used throughout the exploration and production industry, and is integral to the Company's ability to produce natural gas and crude oil from substantially all of the natural gas and crude oil wells it drills in North America. Well completion activities and compliance with safety and other regulations and policies related to fracturing are a fundamental part of the day-to-day operations and activities of the Company's management and other employees. While the Proponent has noted increased media attention directed at hydraulic fracturing in an attempt to link fracturing to, among other things, drinking water contamination and degradation of air quality, it should also be noted that these media attempts to link hydraulic fracturing to environmental hazards are inconsistent with the findings of, and policies and regulations promulgated by, the state and federal agencies that regulate the oil and gas industry and, in many instances, have been specifically refuted following investigations by regulatory authorities.

Hydraulic fracturing is a safe, well-tested technology that has been used by the oil and gas industry for more than 60 years, and studies conducted by respected regulators and authorities, including the EPA, the Ground Water Protection Council ("GWPC") and the IOGCC have concluded that hydraulic fracturing poses little or no threat to the environment or public health. The IOGCC, representing the governors of the 37 states that produce most of the crude oil and natural gas in the United States, has stated that hydraulic fracturing is a "safe and environmentally sound way to maximize our nation's natural resources." Further, during a December 2009 hearing of the U.S. Senate Committee on Environment and Public Works, three EPA officials testified that they were not aware of any verified instances of groundwater contamination caused by hydraulic fracturing.

The Proponent's additional concern regarding the chemicals used in the hydraulic fracturing process and the purported lack of public disclosure with respect to such chemicals is also unfounded. In accordance with federal requirements, material safety data sheets are maintained on location for every chemical used on drilling sites, including those in additives used for hydraulic fracturing. These records describe the physical characteristics of each chemical contained in the fracture fluid, as well as its composition and exposure limits, potential health effects, personal protection information, handling and storage precautions, and spill and emergency first aid procedures. Regulators, among others, have access to such data and such other information concerning the chemical composition of fracture fluids necessary to protect and safeguard human health and the environment. Moreover, the use of the chemicals and the exploration and production activities conducted by the Company are highly regulated by government agencies charged with, among other things, the protection of the environment and the health and safety of the public. Although companies manufacturing and/or selling the additives in fracture fluids usually do not disclose the exact combination of the additives for proprietary and competitive reasons, the chemical additives most typically used in fracture fluids are available to the public on websites and other publications sponsored by oil and gas trade associations (*See, e.g.*, Energy In Depth at www.energyindepth.org). Moreover, according to the GWPC's May 2009 report, "most additives contained in fracture fluids, including sodium chloride, potassium chloride, and diluted acids, present low to very low risks to human health and the environment."

Because of the lack of any nexus between hydraulic fracturing and any confirmed hazards to the environment, the Company does not believe that hydraulic fracturing gives rise to any social policy issue, and certainly none so significant as to be appropriate for a stockholder vote. Further, the supporting statements made by the Proponent emphasize that the Proponent is focused on the Company's "potential for reputational damage and vulnerability to litigation" as well as the Company protecting its "own long-term financial interests." These statements indicate that the Proposal is focused on the risk to, and liability of, the Company, rather than any social policy, and therefore is properly a matter of ordinary business for the Company. Accordingly, these matters should be left to the Company's management, not its stockholders.

The fact that the Proponent asks for a report, rather than direct action, does not change the analysis set forth above. The staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983). In other words, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . . it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999); *see also The Walt Disney Co.*, (avail. Nov. 30, 2007) (concurring in the exclusion of a proposal where the company argued that "[t]he limitation of a proposal to a request for a report does not render more acceptable a proposal that deals with matters within the ordinary business judgment of the company").

Accordingly, based on staff precedent, we believe that the Company may exclude the Proposal from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with a matter concerning the Company's ordinary business operations and related risk evaluation, and does not give rise to significant policy issues. We request that the staff concur that the Proposal may be so excluded from the 2010 Proxy Materials.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

When a written response to this letter becomes available, please fax the letter to me at (713) 615-5956. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (713) 758-4458 or Kevin P. Lewis (713) 758-3884.

Sincerely,

Vinson & Elkins LLP



Stephen M. Gill

Enclosures

cc: **Proponent:**
Pension Investments and Cash Management
Office of the State Comptroller
633 Third Avenue - 31st Floor
New York, NY 10017
Attention: Gianna M. McCarthy
via email at gmccarthy@osc.state.ny.us and via facsimile at (212) 681-4468

and

Attention: George Wong
via email at gwong@osc.state.ny.us and via facsimile at (212) 681-4468

Co-filer:

The As You Sow Foundation
311 California St. Suite 510
San Francisco, CA 94104
Attention: Michael Passoff, Associate Director, Corporate Social Responsibility Program
via email at michael@asyousow.org and via facsimile at (415) 391-3245

<u>Exhibit A</u>

Correspondence between the Company, Proponent and the Co-Filer

From: Michael Passoff [mailto:michael@asyousow.org]
Sent: Friday, December 18, 2009 5:27 PM
To: David P. Poole
Subject: RE: Range Resources

Hi David,

Attached is Tom and Amy Valens proof of ownership and an authorization letter directing AYS to file the resolution and represent them.

Please let me know if you need any additional information.

Thanks,
Michael

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California Street Ste. 510
San Francisco, CA 94104
+1 415.391.3212 ext. 32
michael@asyousow.org

~Planting seeds for social change since 1992~



RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free 866-408-2667
www.rbcwm.com/SRI

December 8, 2009

To Whom It May Concern:

This letter is to confirm that Thomas and Amy Valens are the beneficial owners of at least $2000 worth (49 shares) of Range Resources Corp stock. These shares have been held continuously since May 22, 2008, and will be held through the date of the company's next annual meeting.

Sincerely,

Thomas Van Dyck, CIMA
Senior Vice President-Financial Consultant
SRI Wealth Management Group
RBC Wealth Management

December 3, 2009

Mr. Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. Passoff,

We hereby authorize As You Sow to file a shareholder resolution on our behalf at Range Resources. The resolution asks the company's Board of Directors to prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1.the environmental impact of fracturing operations of Range Resources 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

We are the owner of more than $2,000 worth of stock that has been held continuously for over a year and will be held through the date of the company's next annual meeting.

We give As You Sow the authority to deal on our behalf with any and all aspects of the shareholder resolution. We understand that our names may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Thomas & Amy Valens

RBC WEALTH MANAGEMENT
PCG-SF
RECEIVED
DEC 16 2009

From: David P. Poole
Sent: Monday, December 14, 2009 1:03 PM
To: 'Michael Passoff'
Cc: Rodney Waller
Subject: RE: Range Resources

Please see the attached correspondence. Please let me know if you would like to discuss this. Thanks.

David P. Poole
General Counsel
Range Resources Corporation
Two City Place
100 Throckmorton Street, Suite 1200
Ft. Worth, TX 76102
817.869.4254 (Direct)
817.869.9154 (Fax)
817.980.4254 (Cell)



RANGE RESOURCES

David P. Poole
Senior Vice President –
General Counsel

dpoole@rangeresources.com
817-869-4254
817-869-9154 (fax)

December 14, 2009

Michael Passoff
Associate Director
As You Sow
311 California St., Suite 510
San Francisco, CA 94104

Dear Mr. Passoff:

As you know, Range Resources Corporation received your letter dated December 7, 2009 by email on December 7, 2009. In your December 7 letter, As You Sow purported to submit a shareholder proposal on behalf of Thomas and Ann Valens (the "Valens"). We have reviewed your submission in the context of the Security and Exchange Commission's Rule 14a-8 under the Securities Exchange Act of 1934, which governs the qualifications a shareholder must meet, as well as the procedures for making a proper request and the bases on which a company may omit a shareholder proposal from its proxy statement. Your submission contains certain procedural deficiencies and the purpose of this letter is to advise you of those deficiencies.

First, you indicate in your letter that in submitting the shareholder proposal you "represent Thomas and Amy Valens, beneficial owners of Range Resources." Your letter does not, however, include any documentation evidencing your authorization, or the authorization of As You Sow, to act on behalf of the Valens and implicitly acknowledges that As You Sow is not a shareholder of Range. In addition, Rule 14a-8(b) provides that stockholders must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1% of a company's shares entitled to vote on a stockholder proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Valens are record owners of sufficient shares to satisfy this requirement. In addition, while your letter indicated that proof of the Valens' ownership of sufficient shares was being sent separately, we have not received such proof of ownership as of the date of the mailing of this letter. To remedy these defects, the shareholder proposal must be submitted directly by the Valens, or we must receive other satisfactory evidence from the Valens that you had authority to submit the shareholder proposal on their behalf. Further, we must receive sufficient proof of the Valens ownership of the requisite number of Company shares as of the time the proposal was submitted.

Finally, under Rule 14a-8(b), a stockholder proponent must provide the company with the stockholder's own written statement that the stockholder intends to continue to hold the requisite number of shares through the date of the stockholders' meeting on which the proposal will be voted on by the stockholders. The letter we received from you includes a statement from As You Sow purporting that the Valens intend to meet this requirement, but this is not sufficient to meet the requirements of Rule 14a-8(b). To remedy this defect, we must receive the Valens' written statement that they intend to continue to hold the requisite number of shares through the date of the Company's 2010 Annual Meeting of Stockholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention, by facsimile at (817) 869-9154 or by email to dpoole@rangeresources.com. If you have any questions with respect to the foregoing, please feel free to contact me at (817) 869-4254.

Sincerely,



David P. Poole

From: Michael Passoff [mailto:michael@asyousow.org]
Sent: Monday, December 07, 2009 4:53 PM
To: David P. Poole
Subject: RE: Range Resources

Thank you

From: David P. Poole [mailto:dpoole@rangeresources.com]
Sent: Monday, December 07, 2009 2:30 PM
To: Michael Passoff
Cc: Rodney Waller
Subject: RE: Range Resources

I do confirm receipt of the email. This confirmation is not an acknowledgement that the attachments you sent me are a proper proposed shareholder resolution given your organization's lack of ownership of shares of the Company nor is this a waiver of any right of the Company with regard to the attachments to your email. We will be in contact with you in the near future to discuss your correspondence.

From: Michael Passoff [mailto:michael@asyousow.org]
Sent: Monday, December 07, 2009 3:41 PM
To: David P. Poole
Subject: shareholder resolution for Range Resources

Dear Mr. Poole,

The As You Sow Foundation is filing the attached shareholder resolution. This information has also been faxed to you at 817 869 9100. I would appreciate confirmation of receipt of this email.

Thank you,
Michael Passoff

Associate Director
Corporate Social Responsibility Program
As You Sow
311 California St. Suite 510
San Francisco, CA 94104
415-391-3212 x32
michael@asyousow.org


As You Sow
Planting Seeds for Social Change

311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

December 7, 2009

David Poole
Sr. Vice President, General Counsel, Corporate Secretary
Range Resources Corporation
100 Throckmorton St.
Suite 1200
Fort Worth, TX. 76102

Dear Mr. Poole,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Thomas and Amy Valens, beneficial shareholders of Range Resources.

The Valens have held at least $2,000 worth of Range stock continuously for over a year and these shares will be held through the date of the 2010 stockholders meeting. Proof of ownership is being sent separately.

I am hereby authorized to notify you that on behalf of the Valens, As You Sow is filing the enclosed resolution so that it will be included in the 2010 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934; and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

Please forward any correspondence relating to this matter to As You Sow and not Tom or Amy Valens

As You Sow is co-filing this resolution with the New York State Common Retirement Fund. It is our practice to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. However, because of the impending deadline for resolutions and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders.

We will be glad to consider withdrawing the resolution once we have established a more formal and substantive dialogue with the company on these important financial, health and environmental issues.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

cc:
Julie Wakoty, Interfaith Center on Corporate Responsibility
George Wong, Special Investment Officer, New York State Common Retirement Fund

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1. the environmental impact of fracturing operations of Range Resources Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.



State of New York
OFFICE OF THE STATE COMPTROLLER

Gianna McCarthy
Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4480
Fax- (212) 681-4468

David P. Poole, Senior Vice President, General Counsel and Corporate Secretary
To: Range Resources Corporation

Phone Number: 817 870 2601

Fax Number: 817 869 9100

Date: 12/4/09

Pages to follow: 4

THOMAS P. DiNAPOLI
STATE COMPTROLLER



PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 4, 2009

VIA UNITED PARCEL SERVICE AND FACSIMILE

Range Resources Corporation
Attention: David P. Poole
Senior Vice President, General Counsel and Corporate Secretary
100 Throckmorton Street, Suite 1200
Fort Worth, TX 76102

Dear Mr. Poole:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Range Resources Corporation ("Range") of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, is also enclosed. It verifies the Fund's ownership, continually for over a year, of Range shares. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4480 should you have any further questions on this matter.

Very truly yours,



Gianna M. McCarthy
am:jm
Enclosures

Safer Alternatives for Natural Gas Exploration and Development

Whereas,

Onshore "unconventional" natural gas production requiring hydraulic fracturing, which injects a mix of water, chemicals, and particles underground to create fractures through which gas can flow for collection, is estimated to increase by 45% between 2007 and 2030. An estimated 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas linked to fracturing operations in drinking water. In Wyoming, the US Environmental Protection Agency (EPA) recently found a chemical known to be used in fracturing in at least three wells adjacent to drilling operations.

There is virtually no public disclosure of chemicals used at fracturing locations. The Energy Policy Act of 2005 stripped EPA of its authority to regulate fracturing under the Safe Drinking Water Act and state regulation is uneven and limited. But recently, some new federal and state regulations have been proposed. In June 2009, federal legislation to reinstate EPA authority to regulate fracturing was introduced. In September 2009, the New York State Department of Environmental Conservation released draft permit conditions that would require disclosure of chemicals used, specific well construction protocols, and baseline pre-testing of surrounding drinking water wells. New York sits above part of the Marcellus Shale, which some believe to be the largest onshore natural gas reserve.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure of the chemical constituents used in fracturing.

In the proponents' opinion, emerging technologies to track "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation. Furthermore, we believe uneven regulatory controls and reported contamination incidents compel companies to protect their long-term financial interests by taking measures beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report by September 1, 2010, at reasonable cost and omitting proprietary information, summarizing 1. the environmental impact of fracturing operations of Range Resources Corporation; 2. potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting statement:
Proponents believe the policies explored by the report should include, among other things, use of less toxic fracturing fluids, recycling or reuse of waste fluids, and other structural or procedural strategies to reduce fracturing hazards.



INVESTOR SERVICES

JP Morgan Investor Services

4 New York Plaza 17th Floor
New York, NY 10004

Daniel F. Murphy
Vice President
Tel 212-623-8536

December 4, 2009

Mr. David P. Poole
Corporate Secretary
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, TX 76102

Dear Mr. Poole,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Range Resources Corporation continuously for at least one year as of December 3, 2009.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 706,061 shares of common stock as of December 3, 2009 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Madelene Chan at (212) 623-8551.

Regards,



Daniel Murphy

cc: Elaine Reilly- NYSCRF